FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 08/01/2006



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                         Form 20-F __X__ Form 40-F ____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing its results for the second quarter of the year 2006.

                  Ternium Announces Second Quarter 2006 Results


    LUXEMBOURG--(BUSINESS WIRE)--Aug. 1, 2006--Ternium S.A. (NYSE:TX) announced today its results for the second quarter ended June 30, 2006.

    The financial and operational information contained in this press release is based on consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

    Summary of Second Quarter 2006 Results

    --  Net sales of US$1.7 billion.

    --  Shipments of flat and long products of 2.4 million tons.

    --  Operating income of US$476.7 million, or 28% of net sales.

    --  EBITDA(a) of US$582.2 million, or 34% of net sales.

    --  Equity holders net income of US$232.6 million.

    -- Earnings per American Depositary Share (ADS) of US$1.16 (each ADS represents 10 shares of Ternium's common stock).

    (a) EBITDA equals operating income plus depreciation, amortization and other non cash transactions

    Ternium's results continued to improve in the second quarter 2006. Revenue increased compared to the first quarter of 2006 as a result of better prices and higher sales volumes. The Company's EBITDA margin also improved due to better prices and relatively stable costs.

    Market Background and Outlook

    Demand for steel products in Ternium's core markets maintained a positive trend during the second quarter, as the main economies in the South & Central America Region continued to perform well. Additionally, steel prices increased in the period mainly in Ternium's North American markets. In the immediate future, Ternium expects demand and prices for its products to remain stable, and does not foresee any sizeable impact related to fluctuations in raw material and energy costs.

    Production

    Ternium's consolidated production increased during the second quarter of 2006 versus the first quarter of the year. The Company's production reached 2.5 million tons of crude steel, while 1.9 million tons of hot rolled coils and 0.5 million tons of long products were manufactured from semi-finished products, 0.9 million tons of cold rolled coils were manufactured from hot rolled coils, and 0.4 million tons of flat products were processed in the coating lines.

    Analysis of Second Quarter 2006 Results versus First Quarter 2006
Results

    As a result of the consolidation of Amazonia's and Hylsamex's results and other financial data since February 15, 2005, and August 22, 2005, respectively, Ternium's results and other financial data for the year 2006 or any quarters in 2006 are likely to vary significantly from the results and other financial data for the year 2005 or the corresponding quarters in 2005. Accordingly, Ternium currently intends to make quarterly comparisons on a sequential basis until the third quarter of 2006. From the fourth quarter of 2006 onwards, comparisons are intended to be made on a quarterly year-over-year basis.

    Second quarter of 2006 and first quarter of 2006 figures consolidate the results of Hylsamex, Siderar and Sidor together with all other consolidating subsidiaries.

    Net income for the second quarter was US$289.2 million, compared to US$194.5 million in the first quarter. Net income attributable to the Company's equity holders was US$232.6 million in the second quarter compared to US$165.0 million in the first quarter. Earnings per ADS were US$1.16 in the second quarter, based on 2,004,743,442 shares outstanding and a conversion rate of 10 shares of common stock per ADS.
    Net sales for the second quarter increased 12% to US$1.7 billion, compared to net sales of US$1.5 billion in the previous quarter due to higher volumes and prices. Shipments of flat and long products reached
2.4 million tons, while revenue per ton shipped increased 3% to US$681 in the second quarter.


                  Net Sales            Shipments        Revenue / ton
                (million US$)       (thousand tons)       (US$/ton)
             -------------------- -------------------- ---------------
                2Q      1Q           2Q      1Q         2Q   1Q
               2006    2006  Dif.   2006    2006  Dif. 2006 2006  Dif.
             -------------------- -------------------- ---- ----- ----
 South &
  Central
  America      772.1   691.2  12% 1,161.9 1,044.7  11% 665   662    1%
 North
  America      520.1   491.8   6%   656.2   643.2   2% 792   765    4%
 Europe &
  other          7.8    14.3 -45%    15.9    26.6 -40% 493   537   -8%
             -------------------- -------------------- ---- ----- ----
Total flat
 products    1,300.0 1,197.3   9% 1,834.1 1,714.5   7% 709   698    2%

 South &
  Central
  America      130.8   121.5   8%   237.3   236.9   0% 551   513    7%
 North
  America      211.9   161.4  31%   341.5   296.5  15% 620   544   14%
             -------------------- -------------------- ---- ----- ----
Total long
 products      342.7   282.9  21%   578.8   533.4   9% 592   530   12%

Total flat
 and long
 products    1,642.7 1,480.2  11% 2,412.9 2,247.9   7% 681   658    3%

Other
 products(1)    66.4    48.7  36%
             --------------------
Total Net
 Sales       1,709.1 1,528.9  12%


(1) Includes pig iron and pellets.


    Sales of flat products during the second quarter totaled US$1.3 billion, an increase of 9% compared to the first quarter of the year. This was the result of higher volumes and prices. Shipments were 1.8 million tons in the second quarter, an increase of 7% compared to the previous quarter as a result of improved demand in Ternium's core markets and increased production of hot and cold rolled products. Revenue per ton shipped increased 2% to US$709 in the second quarter from the prior quarter. While prices of flat products increased in several of Ternium's markets, the sales mix during the second quarter was not as favorable as that of the previous quarter.
    Sales of long products were US$342.7 million during the second quarter, an increase of 21% compared to the previous quarter. This increase was mainly due to higher volumes and prices. Shipments increased to 578.8 thousand tons in the second quarter, representing a 9% increase versus the first quarter, due to higher production and a tighter demand/supply balance for Ternium's long products in the North America Region. Within this context, revenue per ton shipped increased 12% quarter-over-quarter to US$592.
    Sales of other products were US$66.4 million during the second quarter, an increase of 36% compared to the previous quarter, as pellet sales recovered from low levels in the first quarter. This increase was the result of the planned revamping of Ternium's pellet production facilities in Venezuela during the first quarter.
    Flat and long products sales in the South & Central America Region were US$902.9 million during the second quarter, an increase of 11% versus the previous quarter. This increase was mainly due to higher volumes and prices. Shipments reached 1.4 million tons during the second quarter, or 9% higher than the previous quarter, mainly as a result of higher shipments of flat products. Revenue per ton shipped increased 2% quarter-over-quarter to US$645 during the second quarter mainly supported by increases in long products.
    Sales of flat and long products in the North America Region were US$732.0 million in the second quarter, an increase of 12% compared to the previous quarter, due to higher volumes and prices. Shipments totaled 1.0 million tons during the second quarter, or 6% higher than the previous quarter. This increase was mainly attributable to higher sales of billets and cold rolled coils. Revenue per ton shipped increased 6% quarter-over-quarter to US$734 in the second quarter, mainly due to price increases implemented in both product categories.
    Cost of sales totaled US$1.1 billion for the second quarter, or 63% of net sales, compared to US$987.2 million, or 65% of net sales, in the previous quarter. The increase in shipments drove the increased cost of sales in the second quarter. Higher prices for raw materials were offset by the normalization of iron ore pellets production at Sidor following the revamping of its pellet production facilities carried out in the previous quarter that allowed the Company to reduce its purchases of hot briquetted iron.
    Natural gas and electricity prices for the Central and South America operations remained relatively stable compared to the previous quarter, while Ternium's Mexican subsidiary experienced a decrease in electricity prices and stable natural gas costs. Labor costs remained at similar levels to those of the previous quarters.
    Selling, general and administrative (SG&A) expenses in the second quarter were US$155.4 million, or 9% of net sales, compared to US$151.0 million, or 10% of net sales, in the previous quarter. The increase in the SG&A figure versus the previous quarter is mainly due to higher freight charges for Ternium's finished products caused by the increase in shipments during the second quarter.
    Operating income in the second quarter was US$476.7 million, or 28% of net sales, compared to US$392.5 million, or 26% of net sales, in the previous quarter. EBITDA(b) in the second quarter was US$582.2 million, or 34% of net sales, compared to US$500.5 million, or 33% of net sales, in the previous quarter.
    Net financial expenses were US$108.2 million in the second quarter, compared to US$123.5 million in the previous quarter. This reduction was primarily the result of a US$6.0 million decrease in net interest expenses mainly associated with a reduction in net debt, US$8.6 million in lower bank commissions related to the absence of a one-time charge for debt issuance recognized in the previous quarter and US$9.1 million in lower excess cash distribution related to the participation accounts in Sidor. This was partially offset by a higher loss of US$10.4 million related to changes in the fair value of some derivative instruments entered into by Ternium in order to mitigate energy prices and interest rates fluctuations.
    Sidor's excess cash distribution related to the participation account was US$184.4 million in the second quarter compared to US$206.9 million in the previous quarter. Ternium subsidiaries received US$110.2 million in the second quarter compared to US$123.6 million in the first quarter, while payments to minority shareholders of Sidor resulted in expenses of US$74.2 million in the second quarter, compared to expenses of US$83.3 million in the previous quarter.
    Income tax expense for the second quarter was US$80.2 million, or 22% of income before income tax and minority interest.
    Income attributable to minority interest for the second quarter was US$56.6 million, compared to income of US$29.5 million in the previous quarter.

    (b) EBITDA equals operating income of US$476.7 million plus depreciation and amortization of US$105.4 million and other non-cash items of US$0.1 million.

    Cash Flow and Liquidity

    Net cash provided by operating activities in the second quarter was US$357.0 million. This included an increase in working capital of US$71.4 million mainly due to a higher activity level partially offset by a decrease in tax credits.
    Net cash used in investing activities during the second quarter was US$140.1 million, mainly due to capital expenditures of US$98.2 million and Ternium's purchase of Worthington Industries' remaining 50% equity interest in Acerex for US$44.6 million, which was approved by Mexico's antitrust authorities on May 11, 2006.
    Net cash used in financing activities during the second quarter was US$203.4 million. Financial debt decreased by US$176.2 million quarter-over-quarter to US$1.6 billion, mainly due to the repayment of certain borrowings. Net debt as of June 30, 2006 was US$670.2 million. In addition, dividends paid to minority shareholders in Siderar and Acerex totaled US$27.2 million during the second quarter.

    Forward-Looking Statements

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

    About Ternium

    Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. Ternium has operating locations in Mexico, Argentina and Venezuela that provide it with a strong position from which to serve its core markets. In addition, Ternium reaches the global markets through its own distribution network. More information about Ternium is available at www.ternium.com.


Consolidated income statement

                                            2Q       1Q
US$ million   2Q 2006  1Q 2006   6M 2006   2005(1)  2005(1) 6M 2005(1)
------------ --------- -------- --------- -------- -------- ----------
 Net sales    1,709.1  1,528.9   3,238.0  1,060.3    767.6    1,827.8
 Cost of
  sales      (1,078.1)  (987.2) (2,065.2)  (493.4)  (418.2)    (911.5)
             --------- -------- --------- -------- -------- ----------
Gross profit    631.0    541.7   1,172.7    566.9    349.4      916.3
 SG&A
  expenses     (155.4)  (151.0)   (306.4)  (114.6)   (65.0)    (179.6)
 Other
  operating
  income
  (expense),
  net             1.1      1.8       2.9     (6.8)    (1.0)      (7.8)
             --------- -------- --------- -------- -------- ----------
Operating
 income         476.7    392.5     869.2    445.5    283.4      728.9
 Financial
  expenses,
  net          (108.2)  (123.5)   (231.7)   (63.8)   (38.9)    (102.7)
 Excess of
  fair value
  of net
  assets
  acquired
  over cost        --       --        --       --    188.4      188.4
 Equity in
  earnings
  (losses)
  of
  associated
  companies       0.9     (1.8)     (0.9)    (0.2)    19.3       19.1
             --------- -------- --------- -------- -------- ----------
Income
 before
 income tax
 expense        369.4    267.2     636.5    381.5    452.2      833.7
 Income tax
  expense       (80.2)   (72.7)   (152.8)   (57.1)   (48.6)    (105.7)
Net income
 for the
 period         289.2    194.5     483.7    324.4    403.6      727.9

Attributable
 to:
 Equity
  holders
  of the
  Company       232.6    165.0     397.6    140.0    337.6      477.6
 Minority
  interest       56.6     29.5      86.1    184.4     66.0      250.3
             --------- -------- --------- -------- -------- ----------
                289.2    194.5     483.7    324.4    403.6      727.9


(1) Combined consolidated financial information on the basis of common control.


Consolidated balance sheet

                                               June 30,   December 31,
                 US$ million                     2006         2005
--------------------------------------------- ----------- ------------
  Property, plant and equipment,
   net & other assets                            5,332.0      5,464.8
  Intangible assets, net                           524.6        552.9
  Investment in associated companies, net            8.2          9.1
  Other investments, net                            12.4         12.6
  Deferred tax assets                               35.2         29.1
  Trade & other receivables, net                    60.2         47.9
                                              ----------- ------------
Total non-current assets                         5,972.7      6,116.4

  Receivables                                      219.4        291.3
  Other assets                                        --          3.2
  Derivative financial instruments                  11.6          5.4
  Inventories, net                               1,113.4      1,000.1
  Trade receivables, net                           551.9        472.8
  Other investments                                   --          5.2
  Cash and cash equivalents                        915.6        765.6
                                              ----------- ------------
Total current assets                             2,812.0      2,543.6

Non-current assets classified
 as held for sale                                    9.4           --
                                              ----------- ------------

Total assets                                     8,794.1      8,660.0

Shareholders' equity                             3,276.9      1,842.5
Minority interest in subsidiaries                1,693.3      1,733.5

Minority interest & shareholders' equity         4,970.2      3,575.9

  Provisions                                        57.9         53.5
  Deferred income tax liabilities                  991.2      1,048.2
  Other liabilities                                206.3        187.9
  Trade payables                                     1.1          1.2
  Borrowings                                     1,088.0      2,399.9
                                              ----------- ------------
Total non-current liabilities                    2,344.5      3,690.6

  Provisions                                          --          0.7
  Current tax liabilities                          143.0        127.0
  Other liabilities                                179.7        194.1
  Trade payables                                   648.8        555.3
  Derivative financial instruments                  10.2           --
  Borrowings                                       497.8        516.4
                                              ----------- ------------
Total current liabilities                        1,479.4      1,393.4

                                              ----------- ------------
Total liabilities                                3,823.9      5,084.1

Liabilities, minority interest
 & shareholders' equity                          8,794.1      8,660.0


Consolidated cash flow statement


           US$ million             2Q 2006 1Q 2006 6M 2006  6M 2005(1)
---------------------------------- ------- ------- -------- ----------
  Net income                        289.2   194.5    483.7      727.9
  Adjustments for:
    Depreciation and amortization   105.5   106.3    211.8      117.6
    Income tax accruals
     less payments                   (7.4)   10.9      3.5      (87.3)
    Excess of fair value of net
     assets acquired over cost         --      --       --     (188.4)
    Equity in (earnings) losses
     of associated companies         (0.9)    1.8      0.9      (19.1)
    Derecognition of property,
     plant & equipment                0.1     1.6      1.7         --
    Interest accruals less
     payments                        17.8   (15.9)     1.9        0.2
  Changes in provisions              13.6    11.4     25.0        4.5
  Changes in working capital        (71.4)  (12.6)   (84.0)     (17.1)
  Currency translation adjustment
   and others                        10.6    (3.0)     7.6       62.8
                                   ------- ------- -------- ----------

Net cash provided by operating
 activities                         357.0   295.2    652.1      601.1

  Capital expenditures              (98.2)  (88.1)  (186.3)     (81.4)
  Change in trust funds               5.2      --      5.2       88.8
  Acquisition of business(2)        (47.9)  (55.2)  (103.1)        --
  Proceeds from sale of property,
   plant & equipment                  0.7     0.5      1.3        1.4
                                   ------- ------- -------- ----------

Net cash (used in) provided by
 investing activities              (140.1) (142.8)  (282.9)       8.8

  Dividends paid in cash and other
   distributions to company's
   equity shareholders                 --      --       --     (171.4)
  Dividends paid in cash
   and other distributions
   to minority shareholders         (27.2)     --    (27.2)    (108.7)
  Net proceeds
   from Initial Public Offering        --   525.0    525.0         --
  Contributions from shareholders      --     3.1      3.1       54.8
  Proceeds from borrowings           25.2    11.4     36.5      102.4
  Repayment of borrowings          (201.4) (553.5)  (754.8)    (367.2)
                                   ------- ------- -------- ----------

Net cash used in financing
 activities                        (203.4)  (14.0)  (217.4)    (490.2)

Increase (decrease) in cash and
 cash equivalents                    13.4   138.4    151.9      119.7


(1) Combined consolidated financial information on the basis of common control.

(2) Corresponds to the purchase of Impeco and other assets from Acindar in 1Q 2006 and to the purchase of Worthington Industries' 50% equity interest in Acerex in 2Q 2006.


                                      Shipments
               -------------------------------------------------------
                                            2Q       1Q
Thousand tons  2Q 2006  1Q 2006  6M 2006   2005(1)  2005(1) 6M 2005(1)
-------------- -------- -------- -------- -------- -------- ----------
  South &
   Central
   America     1,161.9  1,044.7  2,206.6    926.9    593.5    1,520.4
  North
   America       656.2    643.2  1,299.5    260.3    245.6      505.9
  Europe &
   other          15.9     26.6     42.5    145.4    171.5      316.9
               -------- -------- -------- -------- -------- ----------
Total flat
 products      1,834.1  1,714.5  3,548.6  1,332.6  1,010.6    2,343.2

  South &
   Central
   America       237.3    236.9    474.3    168.4     89.0      257.4
  North
   America       341.5    296.5    638.0     30.2     37.8       68.0
               -------- -------- -------- -------- -------- ----------
Total long
 products        578.8    533.4  1,112.2    198.7    126.8      325.4

Total flat and
 long products 2,412.9  2,247.9  4,660.8  1,531.3  1,137.3    2,668.6


(1) Combined consolidated financial information on the basis of common control.


                                    Revenue / ton
               -------------------------------------------------------
                                            2Q       1Q        6M
   US$/ton      2Q 2006  1Q 2006 6M 2006   2005(1)  2005(1)   2005(1)
-------------- -------- -------- -------- -------- -------- ----------
  South &
   Central
   America         665      662      663      725      704        717
  North
   America         792      765      779      549      577        562
  Europe &
   other           493      537      520      607      712        664
               -------- -------- -------- -------- -------- ----------
Total flat
 products          709      698      704      677      674        676

  South &
   Central
   America         551      513      532      498      550        516
  North
   America         620      544      585      526      556        542
               -------- -------- -------- -------- -------- ----------
Total long
 products          592      530      562      502      552        521

Total flat and
 long products     681      658      670      655      661        657


(1) Combined consolidated financial information on the basis of common control.


                                      Net Sales
               -------------------------------------------------------
                                            2Q       1Q
 US$ million   2Q 2006  1Q 2006  6M 2006   2005(1)  2005(1) 6M 2005(1)
-------------- -------- -------- -------- -------- -------- ----------
South &
 Central
 America         772.1    691.2  1,463.3    671.7    417.9    1,089.5
North America    520.1    491.8  1,011.9    142.9    141.6      284.5
Europe & other     7.8     14.3     22.1     88.2    122.1      210.4
               -------- -------- -------- -------- -------- ----------
Total flat
 products      1,300.0  1,197.3  2,497.3    902.8    681.6    1,584.4

South &
 Central
 America         130.8    121.5    252.3     83.9     48.9      132.8
North America    211.9    161.4    373.3     15.9     21.0       36.9
               -------- -------- -------- -------- -------- ----------
Total long
 products        342.7    282.9    625.6     99.8     69.9      169.7

               -------- -------- -------- -------- -------- ----------
Total flat and
 long products 1,642.7  1,480.2  3,122.9  1,002.6    751.5    1,754.1

Other
 products(2)      66.4     48.7    115.1     57.7     16.1       73.8
               -------- -------- -------- -------- -------- ----------

Total net
 sales         1,709.1  1,528.9  3,238.0  1,060.3    767.6    1,827.8


(1) Combined consolidated financial information on the basis of common control.

(2) Includes pig iron and pellets.




    CONTACT: Ternium S.A.
             Investor Relations:
             Sebastian Marti
             USA: +1-866-890-0443
             Mexico: +52-81-8865-1240
             Argentina: +54-11-4018-2389
             www.ternium.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  TERNIUM S.A.


By: /s/ Roberto Philipps              By: /s/ Daniel Novegil
-----------------------------         ------------------------------
Name: Roberto Philipps                Name: Daniel Novegil
Title: Chief Financial Officer        Title: Chief Executive Officer


Dated: August 1, 2006